Exhibit 6.7

June 5, 2016

Mr. Edward Montfort

Dear Edward:

On behalf of ADOMANI, Inc. (the “Company”), I am pleased to confirm your continuing employment with the Company on the following terms. You are referred to hereafter as “Executive.”

1. Position and Duties. Executive’s title will be Chief Technology Officer (the “CTO”), and Executive will report to the Company’s Chief Executive Officer (the “CEO”) and the term will be for two years. In this position, Executive’s duties will consist of ED projects to be worked on, segregating between R & D vs. production, and recommending them. Executive will also respond to projects suggested by other Company Executives, obtain CEO approval of the projects in general before proceeding to creating a budget. Without CEO approval, no project should proceed in any manner. Executive will create budgets, including outside resources and travel, timeline for completion for projects approved by the CEO including where the projects will be worked on. Executive will conduct all background checks on all contractors and ADOMANI employees to be hired or retained for each project, and submit, along with resumes, with the project budget, to the CEO for approval before incurring any project costs. Executive will also supervise all resources and furnish the CEO or a designee all weekly status reports. Should an approved project’s actual cost for parts, labor, travel, and/or other expenses exceed 5% of the budgeted cost, Executive will immediately notify the CEO and CFO and receive in writing any approval for additional spending on the project. In this position, Executive’s duties shall consist of providing technological assistance to the Company in its business of zero-emission electric and hybrid vehicle solutions to school bus and medium to heavy-duty fleet operators. Executive shall not engage in additional technology development without first obtaining CEO approval of the projects in general before proceeding. Executive will also supervise outside vendors who provide technological support for the business of the Company. In addition, Executive will advise the CEO or CFO of any activity on projects that require additional or special insurance or other costs to be provided and will comply with all Company policies on invoice approval and timely submit invoices for payment, including the utilization of the Company Purchase Order System and Procedures. In performing Executive’s duties, Executive shall devote his full business time and best efforts on behalf of Company, and shall abide by all Company policies and directives, as well as all applicable laws. Further, during Executive’s employment with Company, Executive agrees not to engage in any work, paid or unpaid, or other activities that create a conflict of interest, or disrupt or interfere with Company’s operations; however, nothing contained herein shall prevent Executive from engaging in other technological development for his own account or for others so long as such outside research/development is outside the scope of Company’s business.

2. Base Salary. The Company will pay Executive a base salary at the rate of $10,000.00 per month (which annualizes to $120,000.00 per year) starting June 1, 2016, payable in accordance with the Company’s standard payroll schedule. This salary will be subject to adjustment pursuant to the Company’s employee compensation policies in effect from time to time.

www.adomanielectric.com	620 Newport Center Drive, Suite 1100, Newport Beach, CA 92660	714.814.6900

June 6, 2016

3. Employee Benefits. Executive will remain eligible to participate in various Company fringe benefit plans offered by Company to full-time employees as of the date of this letter, subject to the terms and conditions of such benefit plans. The Company may change its benefit plans, from time to time, at its discretion. Executive has been granted stock options by grant letters as to 12,000,000 shares of common stock and 3,000,000 shares of preferred stock effective November 1, 2012 and June 1, 2014, respectively, which vest at the rate of 1/60th per month from the date of grant. Said option grant has been amended by amendment of even date herewith.

4. Other Consideration. In consideration for Executive’s execution of a general release in the form attached hereto as Exhibit A, the Company will pay Executive the sum of $200,000.00 to ELO, LLC. Company agrees to pay for two years, commencing June 1, 2016 through May 31, 2018, $3,000.00 per month for the services of a contracted consultant to be selected by Executive. In addition, Company agrees to pay to ELO, LLC for two years, commencing June 1, 2016 through May 31, 2018, up to $7,000.00 per month for invoiced expenses.

5. Employment Relationship. This Agreement contemplates a two-year employment period, beginning on June 1, 2016 and ending on May 31, 2018. Executive may terminate Executive’s employment at any time and for any reason. Any contrary representations that may have been made to Executive are superseded by this letter agreement. This is the full and complete agreement between. Executive and the Company on this term.

6. Termination of Employment.

(a) Resignation. If Executive voluntarily terminates his employment with the Company at any time for any reason, Executive will be entitled to Executive’s base salary then in effect prorated through Executive’s termination date, as well as any accrued but unused vacation, and Executive shall not be entitled to any other compensation or benefits from Company other than vested stock option rights.

(b) Termination for Cause, Death or Disability. If the Company terminates Executive’s employment for Cause (as defined in Paragraph 7 below, and as determined in the discretion of the Board) or if Executive’s employment with Company terminates as a result of Executive’s death or Disability, Executive will be entitled to his base salary then in effect prorated through his termination date, in addition to any accrued but unused vacation, and Executive shall not be entitled to any other compensation or benefits from Company, other than stock option rights.

7. Definitions. The following terms have the meaning set forth below wherever they are used in this letter agreement:

“Cause” means the occurrence of any of the following:

(i) Executive’s gross negligence, willful misconduct or his failure to substantially perform Executive’s duties and responsibilities to the reasonable satisfaction of the Board; his material breach of his fiduciary duties to the Company; or his breach of a material term of the Employee Proprietary Information and Inventions Assignment Agreement. Any act or acts or omission or omissions by Executive that have an adverse effect on the Company’s operations, prospects, reputation or business shall be deemed to be such a breach of Executive’s duties and responsibilities to the Company.

www.adomanielectric.com	620 Newport Center Drive, Suite 1100, Newport Beach, CA 92660	714.814.6900

June 6, 2016

(ii) Executive’s conviction for a felony; in which case, notwithstanding anything set forth in this letter agreement, the Company may immediately terminate Executive’s employment for Cause.

(iii) Executive’s engagement in acts of fraud, embezzlement, or dishonesty; in which case, notwithstanding anything set forth in this letter agreement, the Company may immediately terminate Executive’s employment for Cause.

“Disability” means “disability” within the meaning of Section 22(e)(3) of the Internal Revenue Code of 1986, as amended.

8. Tax Matters.

(a) Withholding. All forms of compensation referred to in this letter agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law.

(b) Tax Advice. Executive is encouraged to obtain his own tax advice regarding his compensation from the Company. Executive agrees that the Company does not have a duty to design its compensation policies in a manner that minimizes his tax liabilities, and Executive will not make any claim against the Company or the Board related to tax liabilities arising from his compensation.

9. Interpretation and Disputes. This letter agreement supersedes and replaces any prior agreements, representations or understandings (whether written, oral, implied or otherwise) between Executive and the Company and constitute the complete agreement between Executive and the Company regarding the subject matter set forth herein. This letter agreement may not be amended or modified, except by an express written agreement signed by both Executive and a duly authorized officer of the Company. The terms of this letter agreement and the resolution of any disputes as to the meaning, effect, performance or validity of this letter agreement or arising out of, related to, or in any way connected with, this letter agreement, Executive’s employment with the Company or any other relationship between Executive and the Company (the “Disputes”) will be governed by California law, excluding laws relating to conflicts or choice of law. Executive and the Company submit to the exclusive personal jurisdiction of the federal and state courts located in Santa Clara County in connection with any Dispute or any claim related to any Dispute.

10. Confidential Information, Rights and Duties. Executive shall be required as a condition of employment to sign and abide by the Employee Proprietary Information and Inventions Agreement (the “Inventions Agreement”), which is attached hereto as Exhibit B and which is incorporated herein by this reference. The Inventions Agreement may be revised and amended from time to time by the Company and Executive and shall survive termination of Executive’s employment with the Company. To the extent any of the provisions of the Inventions Agreement provide broader protections to the Company than those set forth in this Agreement, the Inventions Agreement shall control.

www.adomanielectric.com	620 Newport Center Drive, Suite 1100, Newport Beach, CA 92660	714.814.6900

June 6, 2016

11. Older Workers’ Benefit Protection Act. This release is intended to satisfy the requirements of the Older Workers’ Benefit Protection Act, 29 U.S.C. sec. 626(f). Employee is advised to consult with an attorney before executing this release.

(a) Acknowledgments. Executive acknowledges and agrees that (a) Executive has read and understands the terms of this Agreement; (b) Executive has been advised in writing to consult with an attorney before executing this Agreement; (c) Executive has obtained and considered such legal counsel as Executive deems necessary; (d) Executive has been given sufficient time to enter into this Employment Agreement; and (e) by signing this Agreement, Executive acknowledges that Executive does so freely, knowingly, and voluntarily.

(b) Effective Date. This Agreement shall become effective and enforceable upon Executive and Company signing this Agreement.

12. Preserved Rights of Executive. This Agreement does not waive or release any rights or claims that Executive may have under the Age Discrimination in Employment Act that arise after the execution of this Agreement. In addition, this Agreement does not prohibit Executive from challenging the validity of this Agreement’s waiver and release of claims under the Age Discrimination in Employment Act of 1967, as amended. Company shall, to the maximum extent permitted by law, defend, indemnify and hold Executive harmless from costs, expenses, damages and other liability incurred by Executive for any acts or decisions made in good faith while performing services for Company.

Executive may indicate his agreement with these terms and accept this offer by signing and dating the enclosed duplicate original of this letter agreement and returning it to the Company.

Very truly yours,

By:	/s/ James L. Reynolds
Title:	President & CEO

I have read and accept this employment offer:

/s/ Edward Monfort
Edward Monfort

Dated: 6-23-16

www.adomanielectric.com	620 Newport Center Drive, Suite 1100, Newport Beach, CA 92660	714.814.6900